Notification of dividend / distribution Notification of dividend / distribution 1 / 4 Update Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type Update to previous announcement Date of this announcement Thursday December 14, 2017 Reason for the Update 1. AUD equivalent dividend amount of 13.2030 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c Refer to below for full details of the announcement Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is Update/amendment to previous announcement 1.4a Reason for update to a previous announcement 1. AUD equivalent dividend amount of 13.2030 cent per security has been provided at question 2.A.9a 2. The FX rate (in form AUD1.00/primary currency rate) has been provided at question 2A.9c 1.4b Date of previous announcement(s) to this update Thursday November 9, 2017 1.5 Date of this announcement Thursday December 14, 2017 Notification of dividend / distribution Exhibit 99.1

Notification of dividend / distribution Notification of dividend / distribution 2 / 4 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Saturday September 30, 2017 2A.4 +Record Date Wednesday December 13, 2017 2A.5 Ex Date Tuesday December 12, 2017 2A.6 Payment Date Friday February 23, 2018 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 0.10000000 2A.9a AUD equivalent to total dividend/distribution amount per +security 0.13203000 2A.9b If AUD equivalent not known, date for information to be released Thursday December 14, 2017

Notification of dividend / distribution Notification of dividend / distribution 3 / 4 2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD AUD 1.00 FX rate (in format AUD rate/primary currency rate) Primary Currency rate USD 0.75740362 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? Yes 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? We do not have a securities plan for dividends/distributions on this security 2A.12 Does the +entity have tax component information apart from franking? No 2A.13 Withholding tax rate applicable to the dividend/distribution 20.000000 Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). No 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the securityholder elects otherwise. Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? No 3A.1a Ordinary dividend/distribution estimated amount per +security USD 3A.1b Ordinary Dividend/distribution amount per security USD 0.10000000 3A.2 Is the ordinary dividend/distribution franked? No 3A.3 Percentage of ordinary dividend/distribution that is franked 0.0000% 3A.4 Ordinary dividend/distribution franked amount per +security USD 0.00000000 3A.5 Percentage amount of dividend which is unfranked 100.0000%

Notification of dividend / distribution Notification of dividend / distribution 4 / 4 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.10000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary